June 22, 2005

Mail Stop 03-05

Via US Mail and Facsimile

Mr. Robert R. Falconi
President and Chief Operating Officer
748 Miller Drive, S.E.
Leesburg, Virginia 20175

Re:	Precision Auto Care, Inc.
	Form 10-KSB for the fiscal year ended June 30, 2004
Form 10-Q for the quarter ended September 30, 2004, December 31,
2004
and March 31, 2005
	Commission file #: 000-29478

Dear Mr. Falconi:

We have reviewed your June 15, 2005 response letter and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *



Form 10-KSB for the year ended June 30, 2004

1. Please file an amended Form 10-KSB in response to our previous comment 1.







Form 10-QSB for the period ended December 31, 2004

2. We note from your response to comment 2 that your disclosure was revised for the quarter ended March 31, 2005 to explain why only $130,000 of revenue was recognized. However, we believe that the explanation included in your response is clearer than that included in your Form 10-QSB disclosure. Please include similar explanatory language in your disclosure in future filings.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Lamoureux at 202-551-3301 or me at 202-551-
3813
if you have questions.
								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. Robert R. Falconi
Precision Auto Care, Inc.
June 7, 2005
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